OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

TOTALSOURCE SOLUTIONS INCORPORATED

1020 John Paul Jones Drive
Stafford, VA 22554

https://www.totalsource.solutions

TotalSource Solutions Inc.
"INNOVATIONS IN ACTION"

5000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 50,000 shares of Class B Common Stock ($100,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 5,000 shares of Class B Common Stock ($10,000)

Company	TOTALSOURCE SOLUTIONS INCORPORATED
Corporate Address	1020 John Paul Jones Drive, Stafford, VA. 22554
Description of Business	Small science and technology business designing and developing innovative public safety security systems and innovative laptop computers and desktop peripheral solutions.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$300.00

TotalSource Solutions Incorporated is offering up 50,000 shares of its non-voting Class B Common Stock on a "best efforts" basis. The offering may continue until the earlier of 90 days after the launch of the campaign (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Two Dollar ($2.00) per share.

Our offering consists of a minimum target offering amount of Ten Thousand Dollars ($10,000) and a maximum target offering amount of One Hundred Thousand Dollars ($100,000). We will accept investments in excess of the maximum target amount. Specifically, after we reach the minimum target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

Number of shares - 50,000
Price to Public - Per share $2.00 for Total of $100,000.

Underwriting discounts and commissions* - $0.00

Proceeds to the Company ** - $2.00 per share and total of $100,000.00

* We will not use commissioned sales agents or underwriters
** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $6,000 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

The 10% Bonus for StartEngine Shareholders

TotalSource Solutions Incorporated will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Common Stock at $2.00 / share, you will receive 5 Class B Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business:

TotalSource Solutions, Inc. (TSSI) is a small science and technology company incorporated in Virginia, USA. TSSI's business focus is public safety and security systems design, innovative technology integrations, and robotic implementations. We are currently developing two revolutionary and high value added systems/products. The first being a net-centric threat detection system (NTDS) concept design to provide a real-time standoff threat surveillance, detection, and mitigation capability for various public safety venues. The second is a multi-screen display (MSD) laptop computer workstation and desktop peripherals that provide high performance features for increased productivity and introduces folding display screens and ultra-thin display screen technology. A provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities. The NTDS and MSD systems integrate leading-edge commercial off the shelf (COTS) technologies, TSSI proprietary software applications, robotics, and engineered processes implementations. TSSI is seeking equity capital to acquire required staffing, system materials and equipment, and an integration facility to complete our product development and manufacturing.

Sales, Supply Chain, and Customer Base:

TSSI products/systems sales strategies includes a phased introduction of the NTDS capabilities and the introduction of the high performance MSD laptop computer and desktop peripherals. The products/systems will be offered with multiple purchasing options. For example the NTDS capabilities will offer purchasing options that includes security systems as a service (SaaS) features based on a five (5) year subscription agreement. TSSI partners include vendors/suppliers that are industry leaders in their respective technology areas. Through partner engagements and specific sourcing agreements, the company expects to develop an efficient and responsive supply chain that enables an effective procurement, manufacturing, and product sales capability. TSSI's research and market analysis efforts indicate opportunities world-wide with rising demands for advanced security capabilities to detect and prevent acts of terrorism. The company's market entry strategy and target customer base includes use of online presentations and direct contact with educational institutions (schools & universities), federal, state, and local governments, law enforcement, infrastructure managers, port & mass transit authorities, and major commercial entities (developers and management of commercial real-estate, malls, theaters, arenas, stadiums, and other public venues.)

Competition:

TSSI will compete in both the security systems market and the consumer product market. To acquire a broader perspective of the security systems market, TSSI joined the Security Industry Association (SIA) with full access to its resources. Information from industry study # 3321 Electronic Security Products performed by The Freedonia

Group and commissioned by SIA, provided significant outlook and some key market projections. The study projects a rise in demand for electronic security products in the US of 7.0 percent annually through 2019 to $16.2 billion. The study reports that globally, there is nearly 500 firms that produce electronic security products and systems. In 2014, the five largest security equipment firms (Tyco International, United Technologies, Honeywell International, Nortek, and Hangzhou Hikvision) accounted for 33 percent of the US electronic security product revenue.

Information provided in the study indicates that suppliers of contraband detection systems provide the most direct competition to the TSSI's NTDS (net-centric threat detection system). The suppliers include American Science and Engineering, Analogic, L-3 Communications, OSI Systems (via Rapiscan Systems), SAFRAN, Smiths Group, and Thermo Fisher Scientific. Many of these firms offer a range of sophisticated technologies and consulting to the US and other governments. Some of these grew their security businesses from their expertise in other industries which use related technology. For instance, Analogic developed its contraband detection and imaging systems from its medical imaging operations. Thermo Fisher Scientific, which produces explosives, radiation, and chemicals detection systems, has its roots in analytical and monitoring instruments, and laboratory and clinical research equipment.

TSSI's founder is familiar with the above supplier's products from his tenure supporting DHS Transportation Security Administration (TSA) in testing and deploying security equipment to the nation's airports.

Recently discovered competitors include Knightscope's patrolling robots strategy and Evolv Technology's Mosaiq system. Evolv's Mosaiq is the closest competitor in the context of technology implementation of multiple sensors, artificial intelligence, biometrics and a similar zone protection strategy. The key competitive differentiator that TSSI's NTDS system will introduce to market is its revolutionary standoff detection technology, threat surveillance and mitigation capabilities, and protected area sterilization through positive ingress and egress control in a coordinated net-centric environment.

Liabilities and Litigation:

TSSI does not have any litigation involvement and it's only liabilities is a revolving credit card that is current and will be eliminated with a successful equity funding campaign.

The team

Officers and directors

George Brown	CEO, Founder, & Chairman of the Board
Ted Udelson	Advisor/Board Member
Becky R Brown	TSSI Treasurer and Board Member

George Brown

George B. Brown provided the vision for TotalSource Solutions Inc. (TSSI), a newly formed Science and Technology company focused on innovative security solutions designs and technology integration. He also envisioned the company's Net-Centric Threat Detection System (NTDS). George's technical and management career began in the U.S. Marine Corps where he served in both technical and leadership capacities. He received numerous awards for his work in aircraft maintenance, avionics, laser safety, electronic warfare laboratory, and acquisition professional. He shares a US Navy patent for a concept he envisioned in US Patent 5,307,505. After service in the Marines, he established himself as a technical manager with both large and small businesses supporting DoD activities (US Navy, US Air Force, NGA) and DHS activities (TSA, OBIM, ICE, US Coast Guard). Leadership positions include CEO and founder, TSSI (Oct2016 -Present), CEO, Succinctive Training LLC (Feb2016 – Present), Director of DHS Programs (VariQ Corporation, Oct2014-Dec2016), Program Manager (PM) TWD & Associates Inc (Jun2012-Oct2014) supporting Headquarters, Naval Sea Systems Command as contract IT Ops Manager, and PM Bluewater Federal Solutions Inc (Oct2007-Apr2012) supporting TSA Office of Security Technology Deployment Planning and Execution, TSA Systems Integration Facility, and Security Technology Integrated Operations Center. His college studies include drafting technology, industrial technology, and business administration. Hobbies included flying, martial arts, cycling, weight lifting, jogging, and carpentry.

Ted Udelson

As advisor and member of board of directors since TSSI inception, Ted brings an extraordinary level of security knowledge with more than 40 years operational experience in Information security and disaster recovery. Beginning early in his career he held management positions from network manager, manager of Information technology, director of information technology, and senior consultant. Recent positions held include Board of Directors TSSI (Oct2016 -Present), Chief Learning Officer Succinctive Training LLC (Feb2016 - Present) mentoring security instructors and developing course curricula such as risk management framework (RMF), certified ethical hacker (CEH), and certified information systems security professional (CISSP), Senior Security Analyst VariQ Corporation (Apr2015 – Oct2015), and Senior Instructor, InfoSec Institute (May2014 – Present) as the primary instructor for CISSP and project management professional (PMP). Ted is also an accomplished security certification instructor and writer with several security instructional books and publications in American Society of Association Executives (ASAE), Technoscope, News #X/AS400, and Systems Magazines. He is also a business partner in Succinctive Training LLC specializing in all aspects of security certification training, RMF, and professional skills training curriculums. Ted holds a Bachelor of Science degree in Physical Science and maintains certifications in CISSP, SSCP, and PMP.

Becky R Brown

Becky R. Brown brings many years of experience in customer care and professional service. She is an original member of TSSI's board of directors (Oct2016 – Present) and serves as the Treasurer (Nov2016 -Present). Before leaving the full time workforce more than 10 year ago and since then providing some part-time bookkeeping support, her career experience and professional exposure included health care services professional, personal apparel and promotional items distribution, fashion design selection committee, fashion and beauty consultant, retail sales manager with major retail corporations, and treasurer with a small service corporation. Education includes studies in Business Administration – Calhoun State College, Medical Technology – Atlanta College, and Cosmetology and Fashion Concepts – Central Texas College. Certifications includes Certified Phlebotomist, and Licensed Cosmetology Professional. Hobbies include bicycling, water aerobics, swimming, and gardening.

Number of Employees: 3

Related party transactions

There are no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our provisional patent application and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its revolutionary threat detection and mitigation technology and its innovative Multi-screen Display laptop computer product line. We currently have two provisional patent applications filed with the US Patent and Trademark Office, and threat detection trade secrets. The Company intends to continue to file key trademarks and additional patent applications and build its intellectual property portfolio as we discover new technologies related to standoff threat detection and mitigation techniques.
- **Our business projections are only estimates.** We will compete with larger, established Security Products companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **TotalSource Solutions Incorporated (TSSI) is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Net-centric Threat Detection System (NTDS) and the multi-screen display (MSD) laptop computer and desktop display product line is a good idea, that TSSI will be able to secure the intellectual property rights to the NTDS and MSD computer product lines and that the company will secure the exclusive contracts with Federal, State, and local government as well as port and mass

transit authorities as a result of our revolutionary threat surveillance, detection and mitigation technology implementation strategy, that we will be able to successfully market, manufacture and sell our product lines, that we can price it right and sell it to enough enterprises so that the company will succeed. We have yet to sell any NTDS security systems or MSD computer products and we plan to market our products to fill a current technology and capability gap. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $4 million to commence commercial production of the NTDS and the MSD computer product lines. We believe that we will be able to finance the commercial production of both the NTDS and the MSD product lines through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities.** There currently is no market venue available for the resale of our securities.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from our equity funding campaign to meet our obligations, and/or to obtain the equipment and material required to conduct material characterizations for the threat database that is essential for our advanced standoff detection application. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our core sensor for the advanced standoff detection capability is based on a laser engine we will procure from a vendor/supplier (Menlo Systems).
- **Any valuation at this stage is pure and hopeful speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you Don't think you can make that call. Then don't invest.
- **Our business projections are only estimates based on speculation of what may occur.** There can be no assurance that the company will meet those projections and that they are realistic. There can be no assurance that the company (and you will make money) and that there will be sufficient demand for the product lines, or that clients will think its a better option than the competition and that we have priced the product and services at a level that allows the company to make a profit and still attract business.
- **Barrier to the market and objections to the introduction of a revolutionary technology** Our technology is expected to challenge several of the top five security system providers who currently have over 30% of the market and have significant investments servicing the larger client such as the federal and state governments, and law enforcement. They have large resources, well connected and may embark on a campaign to block our entry into the market. We expect them to lobby against the introduction of the standoff detection technology

based on unsubstantiated claims and false perception of the safety surrounding the capability. There is concerns of activists campaigning against search without probable cause associated with the standoff detection technology.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- George B. Brown, 20.0% ownership, Class A Common Stock

Classes of securities

- Common Stocks Class A: 1,478,893

Voting Rights

The company is authorized 10 million shares of Class A Common Stocks of which 1,478,893 shares are outstanding.

The holders of shares of the Company's " Common Stock Class A" (Voting), are entitled to five votes per share for each share held of record on all matters submitted to a vote of the shareholders, and the election of the board of directors.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock and class B common stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock and followed by class B common stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A

Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Common Stocks Class B: 0

Voting Rights

The company is authorized 7 million shares of Class B Common Stock of which no shares are currently outstanding.

The holders of shares of the Company's Non - Voting Class B Common Stock, par value of $0.001 per share, are not entitled to vote on any matter except as required under applicable law. Where voting is required under applicable law, each share of Class B Common stock will be entitled to one half (0.5) of one vote per share held.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stocks: 0

Voting Rights

The company is authorized 3 million shares of preferred stock of which zero shares are currently outstanding.

The holders of shares of the Company's Preferred Stock (Non-voting), par value of $0.001 per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Holders of the Company's Preferred Stock have preference and are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of the Company's Preferred Stock are entitled to liquidation preference after payment of liabilities.

Rights and Preferences

Holders of the Company's Preferred Shares and any additional classes of preferred stock that we may designate in the future receive preferences over all other classes of Company stocks.

What it means to be a Minority Holder

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Common Stock and series of Preferred Stock, you will have no voting rights except as may be required by law. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

We do not have an operating history and have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product. The Net Income indicated above is remaining cash resulting from owners' contribution that was in excess of expenses incurred as of 30 Sep 2017 which was the end of our first fiscal year. We anticipate generating some revenue during the October 2018 time-frame of which we plan to reinvest into continued operations. Our current CF campaign has a target minimum of $10,000 and a target maximum of $107,000. Upon the successful and timely raising of our target minimum ($10,000) we intend to use a portion of the proceeds to fund a CPA Audit and amend our CF campaign to increase the target maximum to $1,070,000. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company has not generated any revenue and is dependent on funds expected to be raised during regulation crowdfunding campaign. Funds received from a successful campaign will be used to execute our business plan which includes acquiring necessary facilities, capital equipment, raw materials and supplies, and hiring of technical staff to complete development of two projects, the Multi-Screen folding display laptop workstation and desktop monitor, and the larger scale Net-centric Threat Detection System. The following provides the company's financial milestones:

TSSI Financial Milestones (Milestones M34 thru M49 estimates are dependent upon

successful equity funding and advance sales efforts)

	Milestone	Due Date	Who's Responsible	Status
M1	Initial Capital Contribution	15-Sep-16	George Brown	Complete
M2	Establish Legal Entity	31-Oct-16	George Brown	Complete
M3	Establish team of Advisors	5-Nov-16	George Brown	Complete
M4	Determine NTDS Core Sensors and detection scenario	12-Nov-16	George Brown	Complete
M5	Document Product Concept Design Requirements	15-Nov-16	George Brown	Completed Draft
M6	Develop draft TSSI Development Budget Requirement	30-Nov-16	George Brown	Complete
M7	Submit NTDS Provisional Patent Application with USPTO	15-Dec-16	George Brown	Complete
M8	Contract with Vendor to produce 3D Drawing and model of Robotic Sentry Concept	15-Dec-16	George Brown	Complete, selected NV Graphics
M9	Complete Robotic Sentry Drawing and 3D model	10-Jan-17	Northern Virginia Graphics	Complete
M10	Submit MSD Provisional Patent Application with USPTO	15-Jan-17	George Brown	Complete
M11	Determine initial list of potential Technology Vendors	30-Jan-17	George Brown	Complete
M12	Investigate Ways to Raise Equity Capital	28-Feb-17	George Brown	Complete
M13	Develop Tabletop Model Detailing NTDS Concept	1-Mar-17	George Brown	Complete

	Design			
M14	Develop Tabletop Model Detailing MSD Concept Design	10-Apr-17	George Brown	Complete
M15	Design and Post TSSI website	15-Apr-17	George Brown	Complete
M16	Select Vendor for SEC Title 3 Regulation CF support	30-Apr-17	George Brown	Complete, selected StartEngine
M17	Participate in StartEngine CF Seminar	3-May-17	George Brown	Complete
M18	Select a vendor to produce Animation video of NTDS operational concept	20-May-17	George Brown	Complete, selected FlipArt Media
M19	Develop NTDS Detection sensor requirements diagram	5-Jun-17	George and Meena	Complete
M20	Complete investigation of sensor technology vendors	15-Jun-17	George and Meena	Complete
M21	Complete Animation Video of NTDS	17-Jul-17	FlipArt Media (M. Sutherin)	Complete
M22	Develop Strategy for Material Characterization database (TSSI and Sensor Vendor)	19-Jul-17	George and Meena	Complete
M23	Develop specifications for MTA electronically controlled Accordion doors.	9-Aug-17	George Brown	Completed initial specs, will continue to work.
M24	Develop top level NTDS software architecture	15-Aug-17	Meena Jagasivamani	Complete
M25	Revise TSSI Annual Budget Requirement Chart	16-Aug-17	George Brown	Complete

M26	Initiate Quarterly Update of TSSI Business Plan	21-Aug-17	George Brown	ongoing
M27	Initiate effort to begin preparation for SEC CF campaign	24-Aug-17	George Brown	Complete
M28	Amend Articles of Incorporation to increase authorized shares of capital stock	28-Aug-17	George Brown	Complete
M29	Complete Requirements for CF Campaign	15-Sep-17	George Brown	In progress
M30	Attend Army Research Lab Open-Campus to determine Collaboration Partner requirements	19-Oct-17	George Brown	Complete
M31	Launch initial CF campaign to raise capital Funds required to begin TSSI Development operations	17-Nov-17	George Brown	in progress
M32	Engage IP Lawyer to produce non-provisional patent applications for NTDS and MSD projects. Budget - $5,000	24-Nov-17	George Brown	NTDS completed MSD in progress
M33	Finalize assessment of marketing/sales strategy to determine best mix of subscription bases SaaS, and direct sales plus warranty options. Budget - $300	5-Dec-17	Mgmt Team	in progress
	Achieve minimum			

M34	CF target ($10K) to finance CPA audit for increasing CF campaign to max raise amount ($1.07M)	15-Dec-17 estimate	George Brown	
M35	Raise $80K Capital Funds for development of multi-screen display (MSD) Laptop workstation and Desktop monitors. Funds will be used as follows: 1. To complete design and fabrication of functional prototype. Budget - $30K 2. Engage suppliers and outsourcing requirements. Budget -$40K 3. Initiate Marketing campaign and sales orders. Budget - $10K	estimate 15-Mar-18	George Brown and Shane Truffer	
M36	Campaign successful in raising capital funds to begin hiring of technical team for MSD and NTDS development support. Budget - $60K plus EIP	estimate 30-Mar-18	George and Meena	
M37	CEO Review of TSSI Operational Budget	30-Mar-18	George Brown & Mgmt Team	

M38	Campaign successful in raising minimum of $350K capital to fund acquisition of facility for TSSI to complete MSD and NTDS development	25-May-18 estimate	George Brown		
M39	Successfully raised Capital Funds for Acquiring Materials to construct NTDS Zone 1 Multi-Tunnel Assembly prototype and developmental testing. Funds will be used as follows: 1. To complete design and fabrication of functional prototype detection panels, conveyor system, and polycarbonate enclosures. Budget - $180K 2. Use core sensor vendor laser engine to test material characterization capability. Budget - $75K 3. Complete coding and functional testing of TSSI proprietary detection software. Budget - $85K	20-Jul-18 estimate	George Brown		
	Successful raise of				

M40	remainder allowed Capital Funds ($680K minus fees) to continue team staffing, development & production of MSD and NTDS system capabilities.	30-Aug-18 estimate	George Brown	
M41	Begin production quantity of MSD laptop workstation for delivery orders 15Jul2018. Budget - est. $400K mostly funded thru Advance orders.	10-Sep-18 estimate	Shane Truffer	
M42	Begin quantity delivery of MSD desktop monitors orders. Budget - est. $300K funded mostly thru Advance orders.	15-Oct-18	Shane Truffer	
M43	Initiate additional Equity Capital funding options e.g. Advance orders, VCs funding, Gov't Grants, and campaign under SEC Regulation A+ (up to $20M).	20-Oct-18	George Brown	
M44	Conduct pilot testing in operational environment of zone 1 MTA capability with selected client. Budget - est. $200K funded mostly thru Advance orders	Mar 2019 estimate	TSSI Test Team -1	
	Conduct pilot			

M45	testing in operational environment of zone 2 ESSA Street Pods and overhead Gantry with the Robotic "Bear Hugg" Sentry (RBS) capability with selected client. Budget - est. $250K funded mostly thru Advance orders	Aug 2019 estimate	TSSI Test Team -2	
M46	Begin delivery of NTDS zone 1 MTA capability orders. Budget - est. $800K funded mostly thru Advance orders.	Mar 2020 estimate	Shane Truffer	
M47	Conduct pilot testing in operational environment of zone 3 Overhead Gantry, Aerial Drone and Roadway Bollard capability with selected client. Budget - est. $350K funded mostly thru Advance orders	Jul 2020 estimate	TSSI Test Team -3	
M48	Begin delivery of NTDS zone 2 ESSA Street Pods and overhead Gantry with the RBS capability orders. Budget - est. $800K funded mostly thru Advance orders.	Oct 2020 estimate	Shane Truffer	

M49	Begin delivery of zone 3 Overhead Gantry, Aerial Drone and Roadway Bollard capability orders. Budget - est. $800K funded mostly thru Advance orders.	Jan 2021 estimate	Shane Truffer	

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The company has two product designs (Multi-screen folding Displays (MSD) and the Net-centric Threat Detection System (NTDS)) which we expect to revolutionize their respective markets. The company has filed provisional patent applications with the US Patent and Trademark Office and will process the non-provisional patent applications in very near future. The company has no long term debt and a Visa credit card account that is current. The company is incorporated in the State of Virginia and recently amended its articles of incorporation to increase it authorized shares to 20 million shares of stock.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$2,957,786.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The Pre-Money Valuation indicated in section above are pure estimate based on the practice of taking credit for pending patent application and in our case we have two provisional applications filed with the US Patent and Trademark Office for designs we propose to develop.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Materials and Prototypes Fabrication	$0	$70,000
Marketing	$0	$4,000
Working Capital	$3,400	$20,580
CPA Audit	$6,000	$6,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our target amount we plan to use a portion of that proceeds to fund a CPA audit and amend our offering through Regulation Crowdfunding to the overallotment amount of $1,070,000. If we are successful in raising the full overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

a. Upon achieving the minimum $10,000 target amount we plan to use the $6K allotted for CPA Audit to fund an accountant to conduct a CPA Audit of TSSI financials and initiate amending our current campaign to raise the full $1.07M Regulation CF overallotment amount. The $3.4K allocated to working capital will be used as necessary to cover associated incidental expenses.

b. Upon achieving the $107,000 (overallotment amount)) we plan to use the $70K allocated for materials and prototype fabrication will be used to begin orders of materials required for fabrication of MIQ (mantrap/vestibule/inspection Que) and mechanisms and materials required to begin fabrication of the MSD folding display screens prototype. Additionally the $20.58K working capital will be used to cover associated incidental expenses.

c. if we are successful with in amending our campaign funds raised will be utilized to execute our business plan in acquiring a development facility, capital equipment, materials and supplies, and hiring required staff to complete the development and sale of our two product lines, the multi-screen folding displays laptop workstation and desktop monitors (MSD) and the net-centric threat detection system (NTDS).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.totalsource.solutions in the Company Reports section labeled Annual Report. The annual reports will be available within 120 days of the end of the company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TOTALSOURCE SOLUTIONS INCORPORATED

[See attached]

I, George B. Brown (Print Name), the CEO (Principal Executive Officers) of TotalSource Solutions, Inc. (Company Name), hereby certify that the financial statements of TotalSource Solutions, Inc. (Company Name) and notes thereto for the periods ending 30 Sept 2017 (first Fiscal Year End of Review) and no other (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

TotalSource Solutions, Inc. requested a filing extension via our tax preparer and not yet filed its federal tax returns for fiscal year ending 30Sept2017. The amounts that will be reported on our tax returns are total income of $ 0.00 ; taxable income of $ 0.00 and total tax of $ 0.00 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22 Dec 2017 (Date of Execution).

[signature] (Signature)

CEO (Title)

22 Dec 2017 (Date)

TOTALSOURCE SOLUTIONS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
September 30, 2017

TOTALSOURCE SOLUTIONS, INC.
Index to Financial Statements
(unaudited)

TOTALSOURCE SOLUTIONS, INC.
BALANCE SHEETS
SEPTEMBER 30, 2017
(unaudited)

TotalSource Solutions, Inc.
Balance Sheet
As of September 30, 2017

Sept 30, 2017

ASSETS		**LIABILITIES and OWNER EQUITY**	
Current Assets		**Current Liabilities**	
1000 - Cash	$3,690.00	2000 - Liabilities	$0.00
Start Up			
1511 - Tangible Assets	$628.00	Owner Equity	
1990 - Intangible Assets	$7,260.00	3000 - Owner contribution	$30,138.00
7550 - Supplies	$279.00		
7650 - Travel/Meals/Entrmt	$2,354.00		
6020 – Marketing Svcs	$4,479.00		
7520 - Prepaid Items	$1,190.00		
1910 - Organization Costs	$10,258.00	**Total**	**$30,138.00**
1410 - Other Current Assets	$1,479.00		
Total	**$31,617.00**	**Stockholders' Equity**	
		Common Stock Class A	$1,479.00
		Common Stock Class B	-
		Preferred Stock	-
		Total Liabilities & Stockholders' Equity	**$31,617.00**

TOTALSOURCE SOLUTIONS, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017
(unaudited)

TotalSource Solutions, Inc.
Profit & Loss
October 31, 2016 through September 30, 2017

		Oct 2016 -Sep 2017
Ordinary Income/Expense		
INCOME		
3000 - Owners contributions	30,138.00	
Total Income		***30,138.00***
EXPENSES		
Organization Expenses		
6910 - State Incorporation Expenses	2,758.00	
6850 – Legal/Attorney SVCS Expenses	7,500.00	
Total Organization Expense		***10,258.00***
Start-Up Operating Expenses		
Software, Web, Email Expense		
7520 – Software Expense	471.00	
7850 – Website Expense	216.00	
6450 – SIA Annual Membership Fee	250.00	
7400 – USPO Box Rent	68.00	
7600 – Telephone (Cell)	93.00	
7860 – Internet service	92.00	
Total Software, Web, Email Expense		1,190.00
6020 – Marketing SVCS Expense		4,479.00
Office Services/Professional Expense		
7050 – Meals and Entertainment Expense	817.00	
7650 – Travel Expense	1,537.00	
Total Office Services/Professional Expense		2,354.00
Office Supplies Expenses		

7550 – Supplies Expenses		279.00
Assets Expenses-Tangibles		
1510 – Robot Design Aid	267.00	
1511 – Laptop computer	239.00	
1512 – Video Projector	122.00	
Total Tangible Assets Expense		628.00
Assets Expenses-Intangibles		
1990 – RBS 3D Drawings file and Model	1,000.00	
1991 – NTDS Animation Video	6,000.00	
1930 – Provisional Patent App NTDS	130.00	
1931 - Provisional Patent App MSD	130.00	
Total Intangible Assets Expenses		7,260.00
Total Start-Up Operating Expense		***16,190.00***
Total Expenses		***26,488.00***

Total Income (3000 - Owners contributions)	**30,138.00**
Total Expenses (Organization + Start-Up)	**(26,488.00)**
Net Ordinary Income (Cash Remaining from Owner's Contributions)	**3,650.00**
Net Income	**3,650.00**

TOTALSOURCE SOLUTIONS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2017
(unaudited)

Statement of Stock Holders Equity

	Preferred Stock		Class A Common stock		Class B Common stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Inception	-	$ -	-	$ -	-	$ -
Issuance of founders stock	-	-	1,300,000	1,300	-	-
Shares issued for services	-	-	178,893	179	-	-
Contributed capital	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-
30-Sep-17	-	$ -	1,478,893	$ 1,479	-	$ -

TOTALSOURCE SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017
(unaudited)

TotalSource Solutions, Inc.
Statement of Cash Flows
October 31, 2016 through September 30, 2017

	Oct 2016 – Sep 2017
CASH FLOW FROM OPERATING ACTIVITIES	
Organization	
Cash Paid for Organization	(10, 258.00)
Total Organization	*(10, 258.00)*
Start-Up	
Cash paid to Suppliers	(1,190.00)
Cash paid for Marketing Services	(4,479.00)
Cash Paid for Travel/Meals/Entertainment	(2,354.00)
Cash paid for Office Supplies	(279.00)
Cash paid for Tangible/Intangible Assets	(7,888.00)
Total Organization	*(16, 190.00)*
Total Cash Flow From Operating Activities	**(26, 448.00)**
CASH FLOW FROM FINANCING ACTIVITIES	
Cash From Equity	
Proceeds from Owner Capital Contributions	30,138.00
Owner Draw	0.00
Net cash from Financing Activities	**30,138.00**
NET INCREASE/DECREASE IN CASH	**(26, 448.00)**
Cash from Owner's Capital Contributions	**30,138.00**
Cash at the end of the period	**3,650.00**

NOTE 1 – NATURE OF OPERATIONS

TotalSource Solutions, Inc. was formed on October 31, 2016 ("Inception") in the State of Virginia. The financial statements of TotalSource Solutions, Inc. (which may be referred to as the "TSSI", "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stafford, VA.

TSSI is a small business in its first year of formation and seeking equity funding to begin operations. Accordingly, the company has presented financial activity that is the result of owner equity contributions.

The company's focus is to develop advanced public safety security systems, using innovative technology integrations, robotics, and engineered processes implementation.

We currently have two concept designs for which we seek to complete development and market. The first is a net-centric threat detection system (NTDS) concept that will provide real-time standoff threat detection, surveillance, and threat mitigation capabilities for various public safety venues. The NTDS will utilize a complex array of advanced sensor technologies and proprietary software to detect and characterize concealed threats as well as mitigate the threat through containment capabilities. The second is a multi-display screen (MSD) laptop computer and desktop peripherals that provide high performance features for increased productivity and introduces folding displays and ultra-thin display screen technology. A provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until October 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 8 months without revenue generation.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Virginia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3– COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – SUBSEQUENT EVENTS

The Company formally incorporated on October 31, 2016, see Note 1.

Subsequent to October 31, 2016, the Company's founder provided approximately $30,000 for working capital.

The Company has evaluated subsequent events that occurred after October 31, 2016 through September 30, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Secondary BETA Diana C.

TotalSource Solutions is pending **StartEngine Approval.**


PLAY VIDEO
TotalSource Solutions Inc.
"INNOVATIONS IN ACTION"

TotalSource Solutions

Net-centric Threat Detection System

Small OPO · Stafford, VA · Technology · Accepting International Investment

0
Investors

$0.00
Raised of $10K - $100K goal

Overview Team Terms Updates Comments Share

Revolutionizing Security Through the Use of Technology to Detect, Determine and Fight Multiple Threats

Invest in TotalSource Solutions



"TotalSource Solutions, Inc. (TSSI) is a newly formed science and technology company focusing on security solutions design, innovative technology integrations, and robotic implementations. We currently have plans to develop two innovative products initially. The primary product being a complex Net-Centric Threat Detection Systems (NTDS) which we expect will revolutionize security with standoff threat surveillance, detection, and containment capabilities. The second being a Multi-Screen Display (MSD) laptop computer workstation and desktop monitor which introduces folding displays and ultra-thin display screen technology that we expect will revolutionize workstation productivity. **Both the NTDS and MSD are conceptualized designs, are not yet complete, and are currently pre-prototype.** Our targeted customer segment includes law enforcement, federal, state, and local governments, educational institutions (schools & universities), places of worship, infrastructure managers (bridges, water treatment, power), port & mass transit authorities, public entertainment venues, and major commercial entities.

Team TSSI consists of a diverse group of advisers, subject-matter experts, professionals, partners, and vendors/suppliers that are industry leaders in their area of technology.

After I entered retirement, I knew that there was much more work to be done, most especially in the world of security technology. It is no secret that we are living in times more contentious than ever before, and there is a heightened need for greater protection in our schools, places of worship, public venues, government buildings, corporations and small businesses.

With your investment, you can help revolutionize security technology and help us prototype our ideas and make the world a safer place for everyone."

George B. Brown
CEO and Founder
TotalSource Solutions, Inc.

The Offer

Investment

$2/share of Class B Common Stock (Non-Voting) | When you invest you are betting the company's future value will exceed $3M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Details** below.*

Taking a Closer Look at the Net-centric Threat Detection System



TSSI core product which is still in development is the Net-centric Threat Detection System (NTDS) and a non-provisional patent application has been filed with the US Patent and Trademark Office.

The NTDS concept is the vision of our founder in a quest to address gaps in current security capabilities and provide an all-encompassing approach to security as a total solution (System and Process).

The NTDS concept comprises a total security solution and is implemented in a net-centric configuration of 3 subsystems and a core DPC module (detection processor controller).

Netcentric Threat Detection System (NTDS) Diagram


Electronically Scanned Sensor Array (ESSA) Detection Panels (EDP)
TeraHertz Laser Sensors "Spectroscopy"
UltraSonic sensor "ToughSonic"
Intelligent Closed circuit TV Security Camera "Facial Recognition"
LiDAR "Scene Mapping and Tracking "
Short-Wave Infrared (SWIR) "IR Spectroscopy"
EMF (Electromagnetic Field) detector/sensor
Clock Synchronizer
4 Configurations of Sensors - Used in Zones 1, 2, & 3
NTDS Sensor Array Agents
NTDS Master Detection Processor Controller Module (DPC)
AI
NTDS Master Controller
Up Chain Notification to Authorities
NTDS Gateway Multi Tunnel Array (MTA) System
Transition Entry Tunnel (TEnT)
3 Queues,
a. Entry
b. Staging
c. Inspection
(Leverages EDP)
Transition Exit Tunnel (TExT) (Man-trap)
Used in Zone 1
NTDS Control Entry /Exit Agent
NTDS Robotic "Bear Hugg" Sentry (RBS)
Used in Zone 1 & 2
AI
NTDS Risk Mitigation Agent
3 Configurations

The 3 Subsystems and Core Module

1. The NTDS Electronically Scanned Sensor Array (ESSA) Detection Panel (EDP) Suite is comprised of 4 configurations.

i. Street Level Pod Array – Zone 2 application in access corridors.
ii. Overhead/Elevated Pod Array – Zone 2 application (access corridors)
iii. MTA Detection Panel Array – Zone 1 application as detection panels.
iv. Dispersed Array Configuration – Zone 1 & 3 sensors application.

2. The NTDS Robotics Suite is also comprised of 3 configurations.

i. Ground (Surface) Maneuverable
ii. Aerial Drone (Surveillance and Tracking)
iii. Fixed Position Entry Mantrap

3. The NTDS Gateway Multi Tunnel Array (MTA) is scalable to requirements and alone provides a significant security capability.

Core Module - The NTDS Detection Processor Controller is the brains of the system and operates with the proprietary software application.

TotalSource Solutions Multi-Screen Display (MSD) Laptop

The MSD Laptop and Desktop monitor is a TotalSource Solutions concept design that will revolutionize workstation productivity. The MSD design implements emerging technologies that enable higher performance functionality and introduces folding displays and ultra-thin display screen technology. Advanced features include:

- Multiple-page display of documents, web pages, and VTC presentations
- Click activation and drag & drop between each display
- Advanced high speed data buss
- Advanced Graphics Processing (GPU)
- Advanced Core CPU
- Multi-function/port net-card
- VTC Recording capability
- High performance Solid state hard-drives (2 terabit and higher)
- High performance Battery technology
- Push button unfolding and folding displays.


Folding/Detachable Display
Folding/Detachable Display
Folding/Detachable Display

TotalSource Solutions Concept Design of Multi-Screen Display Laptop

---

Why We Need Threat Detection


BRITISH COLUMBIA
SASKATCHEWAN
ONTARIO
QUEBEC
NORTH DAKOTA
MONTANA
MINNESOTA
SOUTH DAKOTA
OREGON
IDAHO
WYOMING
NEBRASKA
NEVADA
UTAH
United States
COLORADO
TEXAS
Ottawa
Montreal
Toronto
Gulf of Mexico
Gulf of California
Mexico
Mexico City
Cuba
Dominican Republic
Puerto Rico
Guatemala
Honduras
Nicaragua
Caribbean Sea
Google My Maps

What you're seeing above is a map depicting the number of **mass shootings in the year 2017 alone -- a whopping 275 as of October 2, 2017**. This doesn't account for other types of mass violence, including the recent terrorist attack by motor vehicle in New York City on October 31, which resulted in 8 deaths and 11 injuries. (Newsweek)

Unfortunately, this type of violence has become a stark reality, and not enough is being done to prevent it, both on a short- and long-term basis. Current security systems are antiquated and unreliable. **The time for change isn't next week, next month or next year. The time for change is now.** The security systems offered by TotalSource Solutions harness top-tier, government-grade technology to thwart attacks.

The vision and concept design of the NTDS is a culmination of engineered security solutions and managed processes expertise. Through the use of cameras, infrared technology, facial recognition software and much more, our company is prepared to help you in the mission to secure and protect our communities.

With the combination of sensor technology and proprietary software, TotalSource Solution's cutting-edge Net-centric Threat Detection System has the potential to stop assailants in their tracks, which will save hundreds if not thousands of lives.




CCD camera





How It Works

The NTDS threat assessment strategy implements a three-zone surveillance approach in ascending security levels defined as follows...

Zone 3


RESTRICTED
AREA

Outer boundary provides top-level screening and identification prior to the inner zones; identifies large and overt threats; determines and detects restricted-area breaches (perimeter and access roadways, etc.); and identifies developing threat scenarios.

Zone 2



An inner boundary serves as a gateway (approach) corridor. The focus is detection and containment of both concealed/unconcealed threats (e.g. rifles, assault weapons, knives/machetes, handguns, explosives, flammables, and chemicals).

Zone 1



The innermost zone serves as an entry boundary into the sterile (protected) environment. It provides for the finest level of inspection and detects potential weapons at the finest level of detail.

Zone 3 – Overhead Gantry to Screen & Verify Vehicle Credentials



Zone 2 – Street Pod screens pedestrians for weapons, explosives, and chemicals.



Zone 1 – Multi-Tunnel Array (MTA)



Robotic *Bear-Hugg* Technology Minimizes Harm



RBS provides an active threat containment and mitigation capability:

- Sensors (similar to those found in other NTDS subsystems) to detect and identify weapons and other harmful materials
- GPS to aid in RBS autonomous maneuvering (provides direction for RBS to apprehend and remove suspected threat agents to a *safe area*)
- "Bear Hugg" technology apprehends perpetrators, minimizing harm to law enforcement professionals

---

You're Doing More than Helping Us Build Security Systems...

You're Helping Save Lives and to Set a Precedent for a Safer Tomorrow



The security gaps that are exploited almost daily by act of terrorisms around the world today can be answered by the capabilities of the Net-centric Threat Detection System (NTDS).

TSSI has successfully developed a complex security system solution to provide real-time threat surveillance, detection, and mitigation. **The NTDS concept integrates several leading-edge commercial-off-the-shelf (COTS) technologies and TSSI proprietary software applications and process implementations.** The system's technical proof of concept has been substantiated using current vendor and supplier information, defined/selected candidate sensors, and our defined software architecture that will yield the necessary data fusion and control functions required.

Our evidence reveals that a solution is still required in all public safety venues being proposed with our NTDS, and **TSSI has submitted a provisional patent application with the US Patent and Trademark Office.**

We are at the point where equity funding is now required to bring on our technical staff, act on our agreements with vendors and suppliers, procure the prototype materials and services required, and obtain an additional development facility for our operations. We have produced cost estimates and assembled an initial budget for system development.

Threat Detection Is Now Seen As More Important than Incident Response

In a recent Network World article, it was noted that Incidence Response (IR) Technology is being seen as antiquated. Threat detection technology, however, has become increasingly in demand:

"TD automation falls into the cognitive automation category. It is solving a more complex problem, that supports key decision making by exploring a targeted data set. It requires machine learning and humans working together. At first glance, this may seem impossible.

Quite the contrary. Not only is TD automation possible, it is currently being done. And even though it has a slightly higher upfront cost in terms of setting up the automation, the payoffs are much greater because of the first two drivers discussed - scale and causality.

As a result, you can expect to see TD automation grow in prominence and importance in the very near future, just as IR automation has."


INTRUSION DETECTION



2 of the 5 deadliest mass shootings in modern U.S. history happened in a span of 35 days.

On October 1, 2017, 64-year-old Stephen Paddock opened fire from his 32nd-floor hotel room of the Mandalay Bay Resort in Las Vegas onto a crowd of over 20,000 music fans, who had gathered for the Route 91 Harvest Music Festival. 58 people were killed, many others were injured.

Just 35 days later, in Sutherland Springs, Texas, 26 people were gunned down at their place of worship.

In 2016, 49 people lost their lives in Orlando, Florida, also due to senseless violence executed by firearms.

The list goes on...

The question is, how will we effectively put a stop to what are no longer isolated incidents but regular occurrences?

With threat detection technology.

Preventing atrocities is why TotalSource Solutions exists: we want to make a difference with our Netcentric Threat Detection System. (CNN)




POLICE LINE DO NOT CROSS



TotalSource aims to revolutionize security through use of multiple technologies that detect, determine and thwart a plethora of threat agents

- Autonomous real-time standoff (remote) surveillance, detection, and threat containment across three defined security zones
- Auto-reporting threat detection to up-chain authorities (SOC (security operations center), law enforcement, etc.
- Autonomous (robotic) threat mitigation and containment capability, which can reduce and revamp overall security workforce responsibilities
- Scalable, plug-and-play configurable, and upgradeable; offers Security Systems as a Service
- (SaaS): Supplements existing security system
- Multiple technologies complement and compensate for deficiencies found in a singular technology.

Threat Detection Technology as SaaS (Security oftware as a Service)

Our goal is to provide products with the highest innovation and integrity and also to offer flexible obtainment of our products through various means to include subscription-based systems as a service (SaaS). We will target a variety of markets, beginning first with **Federal, State, and local governments and then moving to law enforcement agencies, infrastructure management, public venues (including concert arenas), places of worship, schools and commercial and global entities.**













Threat Detection Systems Market worth will be 119.17 Billion USD by 2022

Given the growing number of threats impacting the world on a daily basis, and violent incidents becoming less isolated and more of the norm, the demand for threat detection is higher than it has ever been before.

According to the new market research report *"Threat Detection Systems Market by Detection Type (Explosive, Radiological & Nuclear, Chemical & Biological, Narcotics, Intrusion), Product (Dosimeter, Laser, Radar, Video Surveillance, Biometric), Application, and Geography-Global Forecast to 2022"*, the market is expected to balloon from USD 48.38 Billion in the year 2015 to a total of USD 119.17 Billion by 2022, at a CAGR of 13.11% between 2016 and 2022. The upsurge of terrorist activities, rising domestic conflicts, and generally unstable times have led to the rise in the demand for threat detection systems. Additionally, the increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.



Why You Should Trust Us to Help Protect Our Communities

TotalSource Solution's founder, George Brown, is driven by a lifelong passion for innovation which started in his childhood, only to later be enhanced when he joined the U.S. Marine Corps. After serving a full career in Marine Aviation, which included a tenure at the Naval Air System Command, he began work in private industry. There he leveraged his technical and management experience across an array of technical programs in support of the U.S. Navy, U.S. Air Force, other DoD activities, and several Department of Homeland Security organizations.

The common element in his professional career was *the business of security*, which is providing engineered solutions through managed processes and integrated technologies. **That is the organizing ethic behind TotalSource Solutions, Inc. and what we refer to as "Innovations in Action."**



Our team is comprised of a number of leading professionals in their field, each of whom brings a different area of expertise when it comes to realizing "the business of security". With your investment, you can help us to bring the NTDS to life and to therefore create a world that's safer and more secure than it had been previously.

October 2016

TotalSource Solutions Inc. "INNOVATIONS IN ACTION"

TotalSource Solutions is Founded

TSSI is established!

December 2016

Submitted NTDS Provisional Patent Application to USPTO

Submitted our first patent

January 2017

Submitted MSD Provisional Patent Application to USPTO

Submitted our next patent

July 12, 2017



Completed Explainer Video

Completed explainer video of the NTDS

July 18, 2017



Selected Menlo System ASOP Laser Engine for NTDS core sensor

Selected Menlo system ASOP Laser engine...

December 2017

Launch Our Campaign on StartEngine

We launch our first crowdfunding campaign on StartEngine

December 30, 2017



Complete 2nd Level NTDS detail design system

Complete 2nd Level NTDS detail design system documentation (ANTICIPATED)

May 2018

Lease Our First Production Facility

We lease a TSSI facility. (ANTICIPATED)

July 2018

Complete Functional Prototype of MTA

Complete one-half of our first prototype. (ANTICIPATED)

April 2019

Delivery of First Orders

We make delivery of our first orders with NTDS MTA capability. (ANTICIPATED)

Meet the Founder



George Brown

CEO, Founder, & Chairman of the Board

George B. Brown provided the vision for TotalSource Solutions Inc. (TSSI), a newly formed Science and Technology company focused on innovative security solutions designs and technology integration. He also envisioned the company's Net-Centric Threat Detection System (NTDS). George's technical and management career began in the U.S. Marine Corps where he served in both technical and leadership capacities. He received numerous awards for his work in aircraft maintenance, avionics, laser safety, electronic warfare laboratory, and acquisition professional. He shares a US Navy patent for a concept he envisioned in US Patent 5,307,505. After service in the Marines, he established himself as a technical manager with both large and small businesses supporting DoD activities (US Navy, US Air Force, NGA) and DHS activities (TSA, OBIM, ICE, US Coast Guard). Leadership positions include CEO and founder, TSSI (Oct2016 -Present), CEO, Succinctive Training LLC (Feb2016 – Present), Director of DHS Programs (VariQ Corporation, Oct2014-Dec2016), Program Manager (PM) TWD & Associates Inc (Jun2012-Oct2014) supporting Headquarters, Naval Sea Systems Command as contract IT Ops Manager, and PM Bluewater Federal Solutions Inc (Oct2007-Apr2012) supporting TSA Office of Security Technology Deployment Planning and Execution, TSA Systems Integration Facility, and Security Technology Integrated Operations Center. His college studies include drafting technology, industrial technology, and business administration. Hobbies included flying, martial arts, cycling, weight lifting, jogging, and carpentry.

And the Rest of the Team



Meenatchi Jagasivamani

Chief of Technology and Software Development

Meena brings exceptional experience spanning more than 16 years with a robust portfolio of leading-edge high technology positions. Her portfolio includes Sr. Systems Engineer doing research engineering in VLSI (very large scale integration IC) design of power-efficient FPGA (field programmable gate array IC) utilizing 3D integrated circuit design with a DRAM memory stack. She also worked as a Semiconductor Design Engineering supervisor in the development of the first memory chip product utilizing a novel, disruptive technology (Phase-Change Memory) at the 90nm process node. Additionally, Meena simultaneously managed 2 complex software development projects supporting DHS Office of Biometric Identity Management, gaining an exceptional performance rating and a huge profit margin. Meena has a pronounced reputation as an extremely talented and astutely knowledgeable technical expert. She has successfully filed 5 US Patents on circuit design innovations, she has successfully published and presented at several prestigious Industry technical conferences and was a key part of a group that won the industry level EDN magazine's "Innovator of the Year" award for 2009. Meena is also an entrepreneur and president of Digirati LLC. She holds several degrees including a M.S. in Electrical Engineering (VLSI Circuit Design Area), an MBA in Strategy & Finance, and is presently a PhD student



Bradley K. Stegman

Marketing and Business Development Advisor

Brad brings a distinguished performance record and more than 30 years experience in program management, technical leadership, and a stellar record in Business Development. He has held several high level leadership positions in both large and small businesses that include Program Manager, VP of DoD programs, VP of the DHS sectors and VP of Strategic Markets. Brad is extremely focused with an absolute exceptional work ethic. He is a personal friend of TSSI CEO and founder and they have worked together for many years. His professional abilities are unmatched with amazing skills and knowledge in the full spectrum of Business Development process. This include understanding the requirements of an opportunity, accurately assessing qualifications/capabilities , understanding the competition, determining the probability of a win, designing and planning a win-win strategy, and producing an exceptionally written proposal or offer. Business development is hard work, requires a solid process of continuous coordination and situational awareness. Brad is single handedly responsible for planning and executing BD activities which resulted in the win of more than $200M of new business within 18 months and elevating a small business to mid-tier in the process.   He is a navy veteran and his education includes a MBA and several industry certifications to include CSM, ITILv3 and PMP. Brad is also the president and founder of First Line



Ted Udelson

Advisor/Board Member

As advisor and member of board of directors since TSSI inception, Ted brings an extraordinary level of security knowledge with more than 40 years operational experience in Information security and disaster recovery. Beginning early in his career he held management positions from network manager, manager of Information technology, director of information technology, and senior consultant. Recent positions held include Board of Directors TSSI (Oct2016 -Present), Chief Learning Officer Succinctive Training LLC (Feb2016 - Present) mentoring security instructors and developing course curricula such as risk management framework (RMF), certified ethical hacker (CEH), and certified information systems security professional (CISSP), Senior Security Analyst VariQ Corporation (Apr2015 – Oct2015), and Senior Instructor, InfoSec Institute (May2014 – Present) as the primary instructor for CISSP and project management professional (PMP). Ted is also an accomplished security certification instructor and writer with several security instructional books and publications in American Society of Association Executives (ASAE), Technoscope, News #X/AS400, and Systems Magazines. He is also a business partner in Succinctive Training LLC specializing in all aspects of security certification training, RMF, and professional skills training curriculums. Ted holds a Bachelor of Science degree in Physical Science.and maintains



Shane Truffer

Chief Engineer and Director of Manufacturing

is our Chief Engineering Advisor and directs our manufacturing efforts that includes managing our selected suppliers. Shane brings more than 30 years of systems design and manufacturing experience that spans from architecting high availability enterprise networks, digital and analog electronic circuits, hardware and software, complex technology integration efforts, to authoring system documentation to include user manuals, and system use policies. Shane's unique skills is his ability to take a concept from initial design to product fabrication build and delivery, and he is a master craftsman. He possesses exceptional technical expertise and leadership abilities. Shane holds a bachelor of science in computer engineering.

©2017 All Rights Reserved

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VIDEO TRANSCRIPT (Exhibit D)

TotalSource Solutions Inc (TSSI) is a newly formed science and technology company focusing on security solutions design, content analysis, and innovative technology integrations. We have designed and are currently developing two innovative products. The first is a comprehensive security solution, a Net-Centric Threat Detection Systems (NTDS) which will revolutionize threat surveillance, standoff detection, and threat containment capabilities. Our targeted customer segment includes law enforcement, federal, state, and local governments, educational institutions (schools & universities), infrastructure managers (bridges, water treatment, energy facilities, et cetera), port & mass transit authorities, places of worship, and major commercial property development and management entities. The second product is a multi-display screen (MSD) laptop computer workstation and desktop peripherals that provide high-performance features for increased productivity and introduces folding displays screens and ultra-thin display screen technology. A provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities.

NTDS VIDEO SCRIPT

In the modern world having an effective and reliable security system is more important than ever. Todays threats come in multiple forms and directions, but there is a problem. Our existing security options are antiquated and unreliable and the time for change is now.

January 2017, Ft. Lauderdale airport security, screens passengers before they enter the protected terminals. But the shooter entered through the baggage claim, an unprotected area.

Cascade Mall Washington, a gunman enters the public space, unmitigated, and opens fire. The mall, protected only by roaming security, are slow to respond and are unable to handle the threat.

The future security must identify threats before they reach the population zone, Luckily the future is now.

Introducing Net-centric Threat Detection System, a three zone solution, providing surveillance, detection, and mitigation capability.

NTDS starts in Zone 3. The outer boundary implements the EDP dispersed configuration sensors which scans the vehicle VIN, license plates, and occupants. Information is analyzed by a detection processor controller or DPC. Authorized and zero threat vehicles are cleared. While detected threats are not.

Zone 2 - vehicle are scanned before and after entering the parking garage. When threats are detected, the vehicle is denied entry. Zone 2 is a weapon free zone. Only authorized law enforcement officers will be allowed firearms access. Unauthorized weapons will trigger a mitigation response. A robotic sentry unit will capture the suspect and deliver the assailant to a predesignated safe zone.

Zone 1 - shoe, body, and baggage scanning is paramount before entry into the protected areas. Egress chutes are available on each side in the event of a threat. When a threat is detected, the folding doors are locked and Law Enforcement Officers are notified. In the event of a wearable explosive, the area serves as a blast chamber and the damage is contained.

The NTDS is the ultimate total source solution to the threats of the modern world. The combination of sensor technology and proprietary software which collects and analyzes all data, makes NTDS the standalone answer to all of your security needs.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

eFile

ARTICLES OF INCORPORATION
OF
TOTALSOURCE SOLUTIONS INCORPORATED

The undersigned, pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, states as follows:

1. The name of the corporation is TotalSource Solutions Incorporated.

2. The purpose for which the corporation is formed is to engage in any lawful business not required to be specifically set forth in these Articles for which a corporation may be incorporated under the Virginia Stock Corporation Act.

3. The corporation is authorized to issue 150,000 shares of common stock.

4. The name of the corporation's initial registered agent is George Bacon Brown. The initial registered agent is an individual who is a resident of Virginia and an initial director of the corporation.

5. The address of the corporation's initial registered office, which is identical to the business office of the initial registered agent, is 1020 John Paul Jones Drive, Stafford, VA 22554. The initial registered office is located in Stafford County, Virginia.

6. The following individuals are to serve as an initial director of the corporation:

Name	Address
George Bacon Brown	1020 John Paul Jones Drive Stafford, VA 22554
Becky Renee Brown	1020 John Paul Jones Drive Stafford, VA 22554
Edward Udelson	3701 Connecticut Ave. NW Suite 722 Washington, DC 20008

7. The address of the corporation's principal office is 1020 John Paul Jones Drive, Stafford, VA 22554.

INCORPORATOR:

/s/ George B. Brown Date: October 31, 2016
George B. Brown

ARTICLES OF AMENDMENT
VIRGINIA STOCK CORPORATION

ARTICLES OF AMENDMENT
OF
TOTALSOURCE SOLUTIONS, INCORPORATED

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation is *TotalSource Solutions, Incorporated*.
2. The Board of Directors was presented and asked to approve resolution 100917-03 to amend our Articles of Incorporation to re-designate or reclassify the common stock shares into two classes. Divide the authorized 17,000,000 shares of common stocks into 10,000,000 shares of Class A common stock (voting), par value of $0.001 per share and entitled to five (5) votes per share held in all company matters to include election of board of directors, and 7,000,000 shares of Class B common stock (Non-voting), par value of $0.001 per share and no entitlement to vote in company matter, except as required under applicable law. Where voting is required under applicable law, each share of Class B common stock will be entitled to one half of one vote (0.5) per share held. Our total authorized capitalization of 20,000,000 shares remain and re-designated or reclassified as 10,000,000 shares Class A common stock (voting), 7,000,000 shares Class B common stock (non-voting except as required under applicable law), and 3,000,000 shares Preferred stock (non-voting). The amendment was unanimously adopted by the Board of Directors as required by subsection L of § 13.1-604 of the Code of Virginia.
3. The corporation made initial issue of common stock shares to certain officers and advisors, and each have been notified of this amendment. Their common stocks have been re-designated or reclassified as Class A per resolution 100917-03 and an entry to that effect will be added to the corporate stock transaction log.
4. The foregoing amendment was adopted on 09 October 2017.
5. Pursuant to § 13.1-710 of the Code of Virginia, the adoption of the amendment was duly and unanimously approved by the Board of Directors.

Executed in the name of the corporation by:

[signature]	14 Oct 2017
Signature	Date
George B. Brown	Chief Executive Officer
SCC ID #: 08110272	Tel: 540-226-0201